EXHIBIT 22.1 - 1996 ANNUAL SHAREHOLDERS REPORT
















                             	1996 ANNUAL REPORT




































ELECTRONIC SYSTEMS TECHNOLOGY, INC.
415 NORTH QUAY STREET
KENNEWICK, WA 99336

Dear Shareholder,

Electronic Systems Technology faced a challenging year in 1996. We completed the development process of our new ESTeem(TM) 192 products, which were announced to the public in the fourth quarter of 1996. This costly development process was funded solely by the Company's resources, which unavoidably impacted profitability in 1996, but ultimately resulted in the development of a product which we are proud to produce and excited to market. Compounding our challenge was an unexpected sales downturn following a record sales year in 1995, with lower than expected sales revenues in all of our main customer markets. Despite these adverse circumstances, the Company remained profitable through 1996, and retained its financial stability as can be seen in growth experienced both in net assets and shareholders equity.

For the year ending December 31, 1996, EST reported ESTeem product sales of $1,190,304 compared with $1,535,071 in 1995. Total EST gross revenues for 1996 were $1,443,549 as compared to 1995 gross revenues of $1,731,949, a decrease of 17%. The Company reported a net before tax profit of $234,456, compared with net income before tax in 1995 of $404,137. Net income performance was enhanced by the recovery of $57,000 in bad debts owed to the Company which had been recorded as an expense in 1995. Net income after tax for 1996 was $158,735, or $0.03 per share, as compared with net income after tax of $267,709 or $0.05 per share, in 1995. For the sixth straight year shareholder equity has increased. At year end 1996, shareholder equity was $0.41 per share, as compared with $0.37 per share in 1995, a 10% increase. Your Company remains very strong financially, with $2,042,709 in total assets at year end 1996, compared with $2,010,772 in 1995, cash and short-term investments of $1.4 million, and without any long-term debt.

Our decreased sales revenues for 1996 is believed to be a result of increased competition, postponements of customer projects, and uncertainty generated by delays experienced in bringing the ESTeem 192 products to market. With the improvement and expansion of our ESTeem 192 product line late in 1996, we hope that 1997 will bring a return to the positive business trends experienced in 1995, as we bring to bear the full force of what we feel is a superior product.

                  PACIFIC STOCK EXCHANGE LISTING REQUIREMENTS

                       ELECTRONIC SYSTEMS TECHNOLOGY
                        (Selected Financial Data)
     Category              Listing            1996            1995
                         Requirements       Year End        Year End

Net Tangible Assets      $2,000,000         $2,011,934      $1,877,180

After Tax Income         $  100,000         $  158,735      $  267,709

Public Float (shares)       500,000          4,337,979       4,415,979

Market Value of Float    $1,500,000         $1,220,000      $2,009,000

Bid Price                $     3.00         $ .25-.31       $ .41-.50

Shareholders                    500               >670           >770

Operating History         3 Years           12 Years         11 Years

                                       Table 1

As a duty to our Shareholders, our main goal continues to be the pursuit of listing the Company's stock on a major stock exchange to allow increased marketability of EST stock. The Pacific Stock Exchange (PSE) has been, and remains, the prime candidate for the listing effort. A comparison of PSE listing requirements with EST's standing as of year end 1996 is shown in Table 1. It has been, and continues to be, our belief that the market value of the Company's stock has been undervalued for some time. In the second and third quarters of 1996, the Company implemented a plan for the repurchase of its common stock from time to time through purchases on the open market. Through this stock repurchase program it was hoped that confidence in the Company's stock would be improved, with the shareholders of the Company reaping the ultimate benefits. During the duration of the plans, the Company expended $23,981 in resources to repurchase a total of 53,000 shares of the Company's stock. Management and the Board of Directors remain diligent in exploration of methods to meet the listing requirements of the Pacific Stock Exchange and to increase confidence in the Company's stock.

As a information source both to our customers and shareholders, EST has an Internet website, (http://www.esteem.com), containing product information. We have been pleased with the response to the web site, particularly in facilitating access to information on the Company's products to the Company's existing and potential foreign customers. Also, all of EST's publicly filed Security Exchange Commission (SEC) data is available from the SEC information archive at the SEC Internet website (http://www.sec.gov), with the search string of "electronic systems".

We were all devastated by the recent news that Art Leighton, a Director of the Company, had been seriously injured in a shooting incident near his home.
Mr. Leighton is one of the longest serving Directors of the Company, whose experience and advise have proven invaluable to the Company. The Company will publicly release information regarding changes and improvements in Mr. Leighton's condition as news becomes available. We send our wishes for Mr. Leighton's full and rapid recovery to both him and his family.

Both personally, and as an organization, I would like to thank all our shareholders for their ongoing support as we move forward in 1997 to meet the challenges and opportunities presented to us.


/s/ T.L. KIRCHNER


T.L. Kirchner
President

                              COMPANY PROFILE

Electronic Systems Technology, Inc. ("EST" or the "Company") specializes in the manufacturing and development of wireless modem products. The Company uses its research and development, manufacturing, and marketing efforts to produce and market the Company's line of ESTeem(TM) Wireless Modem products and accessories. The Company offers a product line which provide innovative communication solutions for applications not served by existing conventional communication systems. The product line is offered in the growing markets for process automation in commercial, industrial, and government arenas domestically, as well as internationally. The Company's products are marketed through factory direct sales, sales representatives, Original Equipment Manufacturers (OEM's), and both foreign and domestic resellers.

The Company was incorporated in the State of Washington in February, 1984, and was granted a U.S. Patent for the "Wireless Computer Modem" in May 1987, and the Canadian patent in October 1988. During the past three years, the
Company has continually refined its product line in response to customer needs, as well as developing the ESTeem 192 product line, a new generation of ESTeem products which are faster and more flexible than previously offered products. The Company has continued to expand its customer base, particularly in the industrial controls arena, with its efforts to team with all major programmable logic controller (PLC) hardware vendors.
This cooperation with PLC vendors has resulted in the Company being recommended  as the "Wireless Computer Modem" supplier for several networks of distributors for the PLC industry. The Company has also been included as hardware provider on Government programs such as the Core Automated Maintenance System (CAMS) for the U.S. Air Force, and Automatic Identification Technology
(AIT) for the U.S. Army.   In 1996, the Company continued to participate in the
process automation and industrial control marketplace which has served as the core of the Company's customer base for the several years.

                              PRODUCTS AND MARKETS

EST's product line is a family of narrow band, packet burst, VHF & UHF FM radio modems providing communication links between computers, peripherals, and instrumentation controls using radio frequency waves.

The continually increasing computer based applications in business and industrial environments is placing new requirements on data transfer. Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections. Both of these alternatives had a costly side effect. When utilizing telephone modems, there is a monthly charge for the use of telephone lines. When using direct cable connections the cost of installing cable systems will usually cost as much or more than the cost of the communication system. ESTeem wireless modem products provide a "Wireless Solution" by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models ("ESTeems") come with the industry standard asynchronous communications ports to provide users with new dimensions in "Local Area Networking". As many as 253 devices can be interfaced on a single frequency. ESTeem wireless modems have over one hundred internal software commands to allow the user to easily configure the unit for any application or use. The ESTeem setup parameters are saved in its own non-volatile memory.

ESTeem Modems work on a packet burst communications concept. Packet systems, whether hardwired or radio, share the same principle of operation; data is taken from a standard RS-232C or RS-422 asynchronous port and is transmitted in "Electronic Packets" (i.e. electronic packets of information). The size of the packet can be defined by the user from 1 to 1010 bytes of information. Once a packet of data is formed, it is transmitted in a "burst," from one ESTeem to another, hence the term "packet burst communications." ESTeem Modems provide data accuracy of greater than one part in 100 million. The ESTeems have frequency agility in the VHF and UHF frequency ranges. Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through a maximum of three ESTeems to reach the destination ESTeem. An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for added flexibility.

"Private Data Communications" is provided by the use of the ESTeem firmware, Synchronous Data Link Control (SDLC), bit compression, and Manchester encoding techniques. The user can define over four different security code and communications parameter groups that allow communication access to the "Radio Area Network". If higher security is required, the ESTeem is compatible with asynchronous Data Encryption Standard (DES) encryption devices.

PRODUCT APPLICATIONS

Some of the major applications and/or industries for which the ESTeem products are being utilized are as follows:

 	      Water and Waste Water Industry				    	Transportation
      		Industrial Process Control	          		Overhead Crane Control
      		Remote Data Acquisition (SCADA)      		Shop Floor Manufacturing
      		Law Enforcement/Public Safety		      		Intra-Office/Building Computer
                                                   Networking

      		Petroleum Industry	          		 							Federal
        			Oil and Gas Pipelines		         							Ground Mobile Communications
        			Offshore Production	           								Ship to Shore Communications
        			On-shore Production				           					Flight Line Maintenance
        			Tank Farm

PRODUCT LINES

The Company's VHF radio modem products operate in the mid 60-70 MHz band of the VHF RF spectrum. The ESTeem VHF radio modem products are the ESTeem Model 85 and Model 95. The standard production units of the ESTeem Model 85 and 95 are configured to operate in the lower 70 MHz spectrum. The Model 95 ESTeem has the same features as the Model 85 with the additional technical enhancements of software frequency agility, software selectable receiver sensitivity, and received signal strength option. The major markets for these products are in industrial control, SCADA, and inventory control in the commercial arena, and inventory and command control for Federal applications.

The Company's UHF radio modem products operate in the lower 400 MHz federal radio band, and the mid to upper 400 MHz commercial radio band of the UHF RF spectrum. The ESTeem UHF radio modem products are the ESTeem Model 192C, 192F, 96F, 98F, and 96C, which have the same features as the VHF radio modem products, but were designed to operate in the lower 400 and upper 400 MHz areas of the Federal and commercial bands of the UHF RF spectrum. The 192 product line is differentiated from the other UHF radio modem products by having a data rate of 19,200 bits per second (bps). This data rate is four times faster than the data rates of the 96 and 98 product lines. The 192 product line contains infrared and telephone interfaces which are not available on the 96 and 98 product lines. All of the UHF radio modem products have the additional following technical capabilities: software frequency agility, software selectable receiver sensitivity, and RF output power from two to four watts depending on customer licensing. The major markets for these products are in industrial control, SCADA, and inventory control in the commercial arena, and inventory and command control for Federal applications.

The Company's Specialty Modem Products are network enhancing products using ESTeem modem technology. The ESTeem specialty modem products are the ESTeem Model 84SP, 85SP and Port Expansion Module. The ESTeem Models 84SP and 85SP are special purpose versions of the ESTeem Model 85 VHF radio modem, without radio transceiver circuitry. In place of the transceiver card is a universal interface card that allows the use of a customer's full- or half-duplex radio transceiver, turning it into a packet burst communications device. The Model 85SP is a lower cost version of the 84SP and contains only the necessary circuitry for interfacing to direct digital modulated radios. The major market for these products are civilian SCADA and public safety
applications. 	The ESTeem Port Expansion Module (PEM) is designed to allow a single ESTeem product to have up to eight independent RS-232/422 communications ports. The PEM is designed with the proper input/output interfaces to be cascaded to additional PEM modules to increase the communications ports in multiple groups of eight. The major market for this product is main frame to remote terminal applications in the Domestic, Foreign, and Federal markets.

For operation in the United States, the ESTeem RF Modems require Federal Communications Commission (FCC) Type Acceptance. The FCC Type Acceptance is granted for devices which demonstrate operation within performance criteria mandated, observed, and tested by the FCC. All of the Company's products requiring FCC Type Acceptance have been granted such acceptance. For operation in Canada, the ESTeem RF Modems require Canadian Department of Communications (DOC) Type Acceptance. The DOC Type Acceptance is granted for devices which demonstrate operation within performance criteria mandated, observed, and tested by the DOC. To date the ESTeem Models 85, 96C, and 98F and 192C have applied for and have been granted type acceptance in Canada.

All ESTeem radio modem products require consumer licensing under FCC Rules and Regulations, which is applied for by the end user of the Company's products. The Company provides information to it's customers to assist in the application for FCC consumer licenses.

                            PRODUCTS FOR THE FUTURE

Due to the constantly changing technology environment of the communications industry, specifically the markets in which the Company's products compete, standards and technologies are subject to rapid, unexpected changes. To remain competitive in this dynamic environment, the Company is required to continually update and enhance existing products, develop new products, and seek new applications where these products may be marketable. Development has recommenced on a line of radio modem products scheduled for release in 1997 which is targeted for applications within the Industrial Control and Federal markets. The Company's strategy for the future calls for continued product development, improvement of existing products, as well as exploring opportunities for new applications of the Company's products. The goal of product improvement and development has been, and will continue to be, to penetrate both existing and new market applications to encourage sales growth for the Company's products and to maintain the Company's status as a leader in innovative wireless communications solutions.

                              MARKETING STRATEGY

The majority of the Company's products are sold and distributed directly from the Company's facility through direct sales to the end users of the ESTeem products. The remainder of the Company's sales are through non-exclusive, non-stocking Resellers, and Original Equipment Manufacturers (OEM's).
Normally, ninety-five percent of the Company's products are distributed through direct sales and five percent are through Reseller and OEM entities. The Company carries a minimal amount of backlog, if any. Customers generally place orders on an "as needed basis".

During 1996, the Company continued a strategy of advertising in trade publications targeted at users of control, instrumentation, and automation systems worldwide. The Company's advertising is targeted toward customers using Programmable Logic Controllers (PLCs). There are approximately twenty five major PLC manufacturers worldwide. In 1996 the Company established an Internet web site to provide easy access to product and technical information for both present and potential customers of the Company's products. The Company provides technical support and service for its products through phone support, field technicians, and Internet sources.

The Company is continuing its Government sales activities which are directed towards all branches of the United States Armed Services. Examples of projects the Company's products are included in are flight-line maintenance for the United States Air Force, flight-line lighting for the United States Navy, command and inventory control for the United States Marine Corps, and the Automatic Identification Technology program for the United States Army. The Company's sales to Government entities is administered through the Company's General Services Administration (GSA) contract, and separate project contracts administered by both the UNISYS and Intermec Corporations, all of which are fixed price, indefinite quantity and delivery agreements.

The Company's competition varies according to the market or submarket of the communications industry in which its products are established or are entering. Due to the broad number of applications in which the Company's products perform, there is also a resulting broad number of competition in the electronics and communications industry. All of the markets in which the Company's products are sold are highly competitive. Management believes the ESTeem products compete favorably in these markets because of performance, price, and adaptable to a wide range of applications. The Company's major limitation in competing with other manufacturers is its limited marketing budget.

               MARKET INFORMATION FOR THE COMPANY'S COMMON STOCK

There is no established market for trading the Common Stock of the Company.
The Common Stock is not regularly quoted in the automated quotation system of a registered securities system or association. The Common Stock of the Company is traded on the "over-the-counter" market and is listed on the electronic bulletin board under the symbol of "ELST". The following table illustrates the average high/low price of the Common Stock for the last two (2) fiscal years. The "over-the-counter" quotations do not reflect inter-dealer prices, retail mark-ups, commissions or actual transactions.

                                                 Bid             Ask
                                                -----           -----
                                             High    Low     High     Low
                                             ----    ---     ----     ---
Fiscal year ended December 31, 1996
    First Quarter	                           5/16    3/32    3/8      11/32
    Second Quarter				                       9/32    3/32    11/32     9/32
    Third Quarter				                        13/32   1/8     1/2       9/32
    Fourth Quarter	                          13/32   1/8     53/100   15/32

Fiscal year ended December 31, 1995
    First Quarter					                       1/2     1/4     3/4      7/16
    Second Quarter					                      11/32   1/4     1/2      3/8
    Third Quarter                            13/32   5/16    9/16     1/2
    Fourth Quarter	                          5/16    7/32    1/2      5/16

The above data was compiled from information obtained from the National Quotation Bureau, Inc. daily quotation service.

The approximate number of record holders of common stock of the Registrant as of January 21, 1997 was 672 persons/entities.

Electronic Systems Technology Inc. has never paid a cash dividend and the Board of Directors does not anticipate declaring cash dividends in the foreseeable future.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS IS INTENDED TO BE READ IN
CONJUNCTION THE COMPANY'S AUDITED FINANCIAL STATEMENTS THE INTEGRAL
NOTES THERETO. WHEN USED IN THIS DISCUSSION THE WORDS "ESTIMATE", "BELIEVE", "INTEND", "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE OF THIS ANNUAL REPORT.

RESULTS OF OPERATIONS

GENERAL: The Company is specializes in the manufacturing and development of wireless modem products. The Company offers a product line which provide innovative communication solutions for applications not served by existing conventional communication systems. The Company offers its product lines in the growing markets for process automation in commercial, industrial, and government arenas domestically, as well as internationally. The Company markets its products through direct sales, sales representatives, Original Equipment Manufacturers (OEM's), and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 1996 vs. FISCAL YEAR 1995

GROSS REVENUES: Total revenues for the fiscal year 1996 were $1,443,549 reflecting a 17% decrease from the $1,731,949 total revenues for fiscal year 1995. The decrease is attributable
primarily to decreased sales in 1996, of   $1,190,304 as compared
to 1995 sales of $1,535,071, representing a decrease of 22%. Throughout 1996 the Company experienced decreases in sales revenues in all of the Company's major customer categories; domestic, foreign and U.S. Government (See Note 6 to Financial Statements.) Management believes the reduction in sales revenues is a result of several factors, primarily, increased competition from other types of wireless products in the markets in which the Company competes, postponements and/or cancellations of customer projects intended to employ the Company's products, and uncertainty in purchase decisions on the part potential customers due to delays experienced in the release of the Company's new product, the ESTeem 192.

In 1996, a majority of the Company's domestic sales were for Supervisory Control and Data Acquisition (SCADA) applications and Industrial Controls applications. An example of a SCADA system is a city's water treatment operation. An example of an Industrial Control system is a manufacturer's remote control crane operation. It is Management's opinion that these applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

In 1996, the Company had $222,239 in foreign export sales, amounting to 17% of total product and service sales for the year. For year end 1995, foreign export sales were $223,800, or 15% of total product sales for the year. It is Management's opinion that foreign sales did not follow the same percentage reduction in sales as other customer categories due to increased use of the Company's products in SCADA projects abroad, as well as relatively large, unexpected orders to customers in Mexico, Venezuela and the Philippines. Management believes reduction in sales to Canada is due to lack of large site orders which weighted Canadian sales performance in 1995 and 1994. Management believes that reduced sales to former Yugoslavian countries will continue as political stability returns to the region and normal infrastructures are restored, thereby reducing the need for Company's products. Products purchased by foreign customers were used primarily for Industrial Control applications, although an increase in the use of the Company's products in SCADA projects was noted in 1996. It is Management's opinion foreign sales will continue to be strong in the Industrial Control arena. Other than sales through foreign distributors, management believes a majority of the Company's export sales have been obtained as a result of advertisements in INDUSTRIAL & CONTROL SYSTEMS magazine. The geographic composition of the Company's foreign export sales for 1996, and 1995 are shown in Note 6 to the Financial Statements. (See Note 6 to Financial Statements.)

In 1996 products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $262,326 or 22%, of total product sales compared with 1995 levels of $396,567, or 20%, of total product sales. Management believes the comparative decrease in U.S. Government sales are the result of the following factors:
1) postponement of a U.S. Marine Corps (USMC) order that was originally expected in the fourth quarter of 1996, 2) lack of sales under the Company's CAMS subcontract with the Unisys Corporation, and 3) high levels of U.S. Government sales experienced in 1995 unusually weighted 1995 performance for comparative purposes. Products purchased by the U.S. Government were utilized in three primary applications: Inventory Control, PC/PC (Personal Computer) networking, and Command Control. The major application for EST products is in Command Control applications, with Inventory Control second and PC/PC networking third. It is Management's opinion that in the future Command Control applications will exceed PC/PC networking applications and inventory control applications. Due to the uncertainty of the nature of U.S. Government purchasing in general, and specifically the AIT, CAMS, and other programs the Company's products are involved in, Management does not base liquidity, profitability, or material purchase projections on anticipated sales.

As of December 31, 1996, the Company had a backlog of $89,065, for orders placed late in December. The majority of these orders were shipped within the first week of January, 1997. The Company carries a minimal amount of backlog, if any. Customers generally place orders on an "as needed basis". Shipment for most of the Company's products is generally made within 5 working days after receipt of customer orders.

COST OF SALES: Cost of Sales, as a percentage of gross sales, for the years of 1996 and 1995 was 41% and 39%, respectively. Cost of Sales variations that occur are normally attributed to the type of product sold and the size of the order. Larger orders grant lower sales prices, reducing the profit margin.

INVENTORY: The Company's year-end inventory values for 1996 and 1995 were as follows:

                               1996         1995
                              -------     --------
          Parts              $260,397     $198,487
          Work in Progress     68,555        --0--
          Finished goods       72,353       98,550
                              -------     --------
          TOTAL              $401,305     $297,037
                              =======     ========

The majority of the Company's material purchases are handled with scheduled purchase orders. A scheduled purchase order is an order where materials are purchased over a time period negotiated with the supplier, generally from 2 months to 12 months. Shipments are made monthly or on an as-needed basis. By using this method, the Company is able to obtain volume discounts on purchases and also assure that materials will be available when needed. Volume discounts generally provides cost savings of 25% or more. If the Company's sales are less than anticipated, inventory over-stocking can occur. The Company's objective is to keep inventory levels as low as possible to provide maximum cash liquidity, while at the same time, meet production and delivery requirements. The Company must also take into consideration that significant portion of EST component parts have lead times ranging from 16 to 40 weeks. Based on past experience with component availability, current distributor relationships, and current inventory levels, the Company foresees no anticipated shortages of materials used in production.

For year end 1996, purchases and costs allocated to cost of goods sold were $595,119 as compared to $475,691 in 1995. This increase is a primary result of the Company increasing specific and specialized inventory stocks for the anticipated production of the Company's EST 192 product line. This is also reflected in the increase in inventory value at year end 1996 to $401,305 from 1995 year end levels of $297,037.

OPERATING EXPENSES: Operating expenses, prior to allocation of expenses to Cost of Sales and Engineering Services, increased in 1996 to $865,162 from 1995 levels of $839,793. Material changes
in expenses is comprised of the following components:   Advertising
expenses increased to $54,969 in 1996 from 1995 levels of $50,619 due to the Company expanding its advertising exposure in anticipation of the release of the EST 192 product line, as well as increases in fees charged by publishing companies for EST's advertising. Sales commissions decreased from 1995 levels of $31,974 to $22,972 in 1996 due to decreased sales to the U.S. Government. Depreciation expense on the Company's assets increased from 1995 levels of $25,379 to $30,303 in 1996 due to increased depreciable assets acquired by the Company for manufacturing and research and development use. Supplies and materials expenses increased to $26,060 in 1996, from 1995 levels of $12,383 due to increased requirements primarily from research/development
projects.   Printing expenses decreased from 1995 level of $13,104
to $10,203 at year end 1996, due mainly to the Company producing an increased amount of printed material in house instead of subcontracting. Professional services increased from 1995 levels of $46,113 to $77,795 at year end 1996 due to increased amounts paid for engineering services to outside third parties for research and development projects for the development of the EST 192 product line. Repair and maintenance expenses increased in 1996 to $13,080 as compared to $6,992 in 1995, due to increased equipment calibration costs, and higher than normal necessary repairs on the Company's manufacturing and analysis equipment.

Salaries increased to $413,920 in 1996, an increase from 1995 levels of $391,826. This increase is a result of increases in wages and benefits costs, as well as higher accrued vacation benefits from a more tenured employee base accruing an increased amount of vacation benefits in 1996, as compared with figures for 1995. Trade show expenses increased from 1995 levels of $8,688 to $17,682 in 1996, due to increased trade show attendance on the part of the Company.

The Company did not incur bad debt expense during 1996 as compared with the $54,474 recognized for amounts owed to the Company by Diversified Engineering for 1995.

FISCAL YEAR 1995 vs. FISCAL YEAR 1994 RESULTS

Total revenues for fiscal year 1995 were $1,731,949 reflecting a 29% increase from the $1,340,380 total revenues for fiscal year 1994. The increase was attributable primarily to increased sales in 1995 of $1,535, 071 as compared to 1994 sales of $1,197,720.
Throughout 1995 the Company experienced increases in both customer orders of large quantity, and in total customer orders processed. Management felt this trend was due in part to increased advertising by the Company, increased awareness of wireless technology options by potential buyers of the Company's products, and customer referrals from the Company's existing customer base.

Operating expenses, prior to allocation of expenses to Cost of Sales and Engineering Services, increased in 1995 to $839,793 from 1994 levels of $743,816. Material changes in operating expenses
is comprised of the following components:   Advertising expenses
increased to $50,619 in 1995 from 1994 levels of $35,848 due to the Company expanding its advertising exposure, as well as increases in fees charged by publishing companies for EST's advertising. Sales commissions increased from 1994 levels of $17,925 to $31,974 in 1995 due to increased sales to the U.S. Government. Depreciation expense on the Company's assets increased from 1994 levels of $21,160 to $25,379 in 1995 due to increased depreciable assets acquired by the Company for internal networking, manufacturing, and research and development use. Supplies expenses increased to $12,383 in 1995, from 1994 levels of $9,601 due to increased requirements resulting from elements such as increases in
production and research/development projects.   Printing expenses
increased from 1994 level of $6,750 to $13,104 at year end 1995, due mainly to increased demand for customer support and marketing related material, such as owners manuals, brochures, and technical bulletins, as well as increased shareholder mailings.
Professional services decreased from 1994 levels of $61,338 to $46,113 at year end 1995 due to timing differences in amounts paid for engineering services to outside third parties. In 1994, the Company had contracted with Remtron, Inc. for these services, whereas in 1995, engineering expertise was not required on development projects until late in the year.

Salaries increased to $391,826 in 1995, an increase from 1994 levels of $381,243. This increase is a result of increases in wages and benefits costs, as well as higher accrued vacation benefits from a more tenured employee base, in comparison with figures for 1994. Trade show expenses decreased from 1994 levels of $10,017 to $8,688 in 1995, due to discounts on tradeshow fee earned by the Company by being a returning participant at the attended tradeshows.

Bad Debt expense was recorded, and Accounts Receivable reduced in the amount of $57,204 for 1995 for amounts owed to the Company by Diversified Engineering, but were unpaid. There was also a downward adjustment to the allowance for doubtful accounts to $1,284 for 1995 due to the Company's prior history of low accounts write-offs, leading to a net bad debt expense of $54,474 for 1995.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, the Company's working capital was $1,861,527 compared with $1,723,823 at December 31, 1995. The increase is primarily attributable to the Company's 1996 after-tax profit of $158,735. The Company's operations rely solely on the income generated from sales. The Company's major capital resource requirement is for maintaining adequate inventory levels. Long lead times for some of the critical components, ranging from 16 to 40 weeks, force the Company to maintain higher than normal inventory levels. It is Management's opinion that the Company's working capital as of December 31, 1996 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 1996 was 61.5:1 compared to 13.9:1 at December 31, 1995. The ratio change is attributable primarily to the Company having reduced trade accounts payable and the absence of a federal income tax liability at year end 1996.

The Company's cash resources at December 31, 1996, including cash in the bank and cash equivalent liquid assets, were $1,413,182, reflecting an increase from cash resources of $1,162,726 for year end 1995. Cash flows from operating activities were provided by net income of $158,735, a decrease in accounts receivable of $119,609, depreciation of $30,303. Cash flows were primarily offset by increases in inventory of $104,268, decreasing federal income taxes payable of $58,665, and repurchase of the Company's common stock in the amount of $23,981 in 1996.

Cash and short term investments of the Company changed in holding amounts from year end 1995 to year end 1996, with the majority of the Company's idle cash being invested in commercial paper short term investments, certificates of deposit, and money market accounts. These changes in holding amounts are implemented by the Company so that the Company's liquid resources may earn improved rates of return.

During 1995 the Company held an investment in marketable securities in the Piper Jaffray Institutional Government Fund (the "Fund"). Public information indicates Piper Jaffray suffered losses due to derivatives in is Institutional Government Income Portfolio Mutual Fund. Write downs in the value of the Company's investment in this

Fund totaling $49,953 in 1995 were realized due to the other than temporary decline in value of the investment, treatment for which is outlined in paragraph 16 of Statement of Financial Accounting Standard (SFAS) 115. As of March 31, 1996, the Company had liquidated its marketable securities investment in the Fund.

The Company's trade accounts receivable, adjusted for uncollectible accounts, at December 31, 1996 were $38,311, compared to $157,920 for 1995. The decrease is attributable to reduced sales in the fourth quarter of 1996 which resulted in reduced amounts of
receivables owed to the Company.   No bad debt expense was recorded
during 1996. Bad debt expense was recorded in the amount of $57,204 for 1995 for amounts owed to the Company by Diversified Engineering, which were recovered by the Company during the second quarter of 1996. Management believes that all of the Company's accounts receivable as of December 31, 1996 are collectible.

Aging of accounts receivable, as of December 31, 1996, is as follows:

     Category            Amount      Percentage
   -----------         ----------  --------------
   Current              $15,431             39%
   1-30  past            10,041             25%
   31-60 past            10,251             26%
   61-90 past             3,581              9%
   91-120 past            - 0 -           - 0 -
   over 120                 290              1%

The balances in the past due categories are considered to be at normal levels for the Company. The overall percentages are considered skewed by the abnormally low amount of accounts receivable at year end 1996. The Company believes it's level of risk associated with customer receipts on export sales is minimal. Foreign shipments are made only after payment has been received or if irrevocable letter of credit terms have been pre-arranged, or on Net 30 terms to foreign offices of domestic companies with which the Company has an existing relationship. Foreign orders are generally filled as soon as they are received, therefore, foreign exchange rate fluctuations do not impact the Company.

On May 31, 1991, the Corporation received a Promissory Note from Western Data Com in the amount of $31,491 to cover it's outstanding accounts receivable balance. The Company had received $30,679 from Western Data Com prior to April 25, 1996. On April 25, 1996, the Company received $3,656 from Western Data Com in full settlement of the outstanding portion of the Promissory Note.

Inventory levels as of December 31, 1996 were $401,305, an increase from December 31, 1995 levels of $297,037. This increase is a primary result of the Company increasing specific and specialized inventory stocks for the anticipated production of the Company's ESTeem 192 product line.

Outlays for capital expenditures during fiscal year 1996 amounted to $26,508. These expenditures were primarily for equipment used for research/development and manufacturing. The Company intends on investing in additional capital equipment as it is deemed necessary to support development and/or manufacture of the ESTeem Modem.

As of December 31, 1996, the Company's current liabilities were $30,775, a decrease of $102,817 over the 1995 year end levels of $133,592. The decrease is primarily attributable to the absence of federal income tax payable by the Company, and decreases in trade accounts payable due to low year end purchasing activity. All of the Company's accounts payable at year end were current.

Differences between the provision for income taxes and income taxes computed using the Federal income tax rate, resulted in a deferred tax asset of $411 at year end 1996, compared with a $5,287 deferred tax asset for year end 1995. The primary components of the deferred tax asset were amounts provided by the Company's accrued vacation benefits payable and unused capital loss carryforward resulting from the Companies realized loss on impaired marketable securities during 1995.

The Company's subcontract administered by UNISYS, dated December 23, 1993, is a five year indefinite delivery, indefinite quantity, fixed price contract through September 1997. Based on the terms of the UNISYS contract, and contracts of this type in general, Management does not base liquidity, profitability, or material purchase projections on anticipated sales. The Company's economic position allows it to respond to UNISYS orders on an as needed basis. There were no sales by the Company to UNISYS under the contract in 1996. It is Management's opinion that sales under the UNISYS contract are impossible to predict due to the uncertain nature of U.S. Government purchasing.

The Company's AIT subcontract administered by INTERMEC, dated July 26, 1994, is a five year indefinite delivery, indefinite quantity, fixed price contract through September 1999. Based on the terms of the AIT contract, and contracts of this type in general, Management does not base liquidity, profitability, or material purchase projections on anticipated sales. The Company's economic position allows it to respond to AIT orders on an as needed basis. Sales under the AIT contract in 1996 were $96,144. It is Management's opinion that sales under the AIT contract are impossible to predict due to the uncertain nature of U.S. Government purchasing.

The Company has a General Services Administration (GSA) contract to sell goods to the U.S. Government. This contract is a fixed price, indefinite quantity and delivery agreement. The current contract runs through March 31, 1997. A renewal GSA contract is being negotiated. If awarded the new GSA contract period would extend through March 31, 1998. Management expects its GSA contract to be renewed. Based on previous years activity, the Company expects the majority of U.S. Government purchases to be placed under the Company's GSA contract. Projections regarding liquidity, profitability, and material purchases are based on past history of annual purchases. Historically, Federal Government sales have averaged approximately 18% of annual sales. Due to the uncertain nature of Federal Government purchasing, procurement of material and production planning is adjusted quarterly based on demand. It is Management's opinion that the majority of Federal Government purchases in 1997 will be under this GSA contract.

With the possible exception of orders from the Company's UNISYS,

AIT, or GSA contracts, and the impact of planned research and development expenditures, Management is unaware of any known trend which would reasonably be likely to have a material effect on the Company's liquidity, results of operations, or financial condition.

The Company's operations were not adversely effected by inflation during 1996. No adverse affect is anticipated during 1997.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, and risk factors that are listed in the Company's reports and registrations statements filed with the Securities and Exchange Commission. The Company does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

                         INDEX TO FINANCIAL STATEMENTS


                                                             PAGE

ACCOUNTANTS' REPORT ON THE FINANCIAL STATEMENTS               16

BALANCE SHEETS                                              17 - 18

STATEMENT OF OPERATIONS                                       19

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                  20

STATEMENT OF CASH FLOWS                                     21 - 22

NOTES TO FINANCIAL STATEMENTS                               23 - 24

          REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Electronic Systems
 Technology, Inc.
415 N. Quay, Suite 4
Kennewick, WA  99336

We have audited the accompanying balance sheets of ELECTRONIC SYSTEMS TECHNOLOGY, INC. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ELECTRONIC SYSTEMS TECHNOLOGY, INC. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                     ROBERT MOE & ASSOCIATES, P.S.

Spokane, Washington
February 6, 1997

                  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                           BALANCE SHEETS
                      December 31, 1996 and 1995


ASSETS

                                                1996         1995
                                            ---------    ----------
CURRENT ASSETS
  Cash                                     $    5,717    $   15,765
  Money market investment                     482,892       444,335
  Certificate of Deposit                      724,573       504,626
  Commercial paper                            200,000       300,000
  Marketable securities                                     121,117
  Accounts receivable, net of allowance
   for uncollectibles of $1,284-1996
   and $1,284-1995                             38,311       157,920
  Inventory                                   401,305       297,037
  Accrued interest                              2,707         3,745
  Prepaid insurance                             3,101         3,034
  Prepaid expenses                              6,930         1,100
  Prepaid Federal income taxes                 26,355
  Deferred tax asset                              411         5,287
  Current portion of note receivable                          3,449
                                            ---------     ---------
     Total current assets                   1,892,302     1,857,415
                                            ---------     ---------

PROPERTY & EQUIPMENT
  Leasehold improvements                       13,544        13,544
  Laboratory equipment                        276,421       254,931
  Furniture & fixtures                         15,017        15,017
  Dies & molds                                 21,612        17,255
                                            ---------     ---------
 	                                            326,594       300,747
  Less accumulated depreciation               185,384       155,504
                                            ---------     ---------
                                              141,210       145,243
                                            ---------     ---------
OTHER ASSETS
  Patent costs, net of amortization
   of $1,344-1996 and $1,236-1995               1,042         1,150
  Deposits                                        340           340
  Capitalized software cost of
  $64,062-1996 net amortization of $56,247;
  $61,143-1995 net amortization of
  $54,519                                       7,815         6,624
                                            ---------     ---------
	                                               9,197	        8,114
                                            ---------     ---------
TOTAL ASSETS                               $2,042,709    $2,010,772
                                            =========     =========

                  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                           BALANCE SHEETS
                      December 31, 1996 and 1995


LIABILITIES AND STOCKHOLDERS' EQUITY

                                                  1996          1995
                                              ---------     ---------
CURRENT LIABILITIES
  Accounts payable                           $   15,035    $   56,493
  Accrued payroll                                 1,288         5,199
  Accrued payroll taxes                           1,816         1,113
  Accrued excise taxes payable                      418           410
  Accrued vacation pay                           12,218        11,712
  Federal income taxes payable                                 58,665
                                              ---------     ---------
    Total current liabilities                    30,775       133,592
                                              ---------     ---------
DEFERRED TAX LIABILITY
                                              ---------     ---------
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   4,953,667-1996 and 5,006,667-1995
   shares issued and outstanding                  4,954         5,007
  Additional paid-in capital                    894,129       918,057
  Retained earnings                           1,112,851       954,116
                                              ---------     ---------
	                                            2,011,934     1,877,180
                                              ---------     ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $2,042,709    $2,010,772
                                              =========     =========
















    The accompanying notes are an integral part of this statement

                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.
                          STATEMENT OF OPERATIONS
            for the years ended December 31, 1996, 1995 and 1994

                                                         1996         1995        1994
                                                      ----------   ----------  ---------
SALES                                                 $1,190,304   $1,535,071 $1,197,720
                                                      ----------   ----------  ---------
COST OF SALES
  Beginning inventory                                    297,037      423,932    386,201
  Purchases and allocated costs                          595,119      475,691    503,111
	                                                     ----------   ----------  ---------
                                                         892,156      899,623    889,312
  Ending inventory                                       401,305      297,037    423,932
	                                                     ----------   ----------  ---------
                                                         490,851      602,586    465,380
                                                      ----------   ----------  ---------
GROSS PROFIT                                             699,453      932,485    732,340
                                                      ----------   ----------  ---------
OPERATING EXPENSES
  Advertising                                             54,969       50,619     35,848
  Amortization                                             1,837        1,837        397
  Bad Debts                                                            54,474
  Commissions-sales                                       22,972       31,974     17,925
  Dues & Subscriptions                                     5,407        7,700      6,009
  Depreciation                                            30,303       25,379     21,160
  Insurance                                                6,528        6,911      5,176
  Materials & supplies                                    26,060       12,383      9,601
  Office & administration                                 18,517       16,628     14,427
  Printing                                                10,203       13,104      6,750
  Professional services                                   77,795       46,113     61,338
  Rent & utilities                                        26,001       25,895     25,733
  Repair & maintenance                                    13,080        6,992      4,863
  Salaries                                               413,920      391,826    381,243
  Taxes                                                   73,412       74,333     80,594
  Telephone                                               11,639       11,159     10,571
  Trade shows                                             17,682        8,688     10,017
  Travel expenses                                         54,837       53,778     52,164
                                                      ----------   ----------  ---------
                                                         865,162      839,793    743,816
  Expenses allocated to cost of sales                   (257,035)    (280,650)  (255,710)
                                                      ----------   ----------  ---------
                                                         608,127      559,143    488,106
                                                      ----------   ----------  ---------
OPERATING INCOME                                          91,326      373,342    244,234

OTHER INCOME
 Interest income                                          62,206       58,359     27,750
 Site support reimbursement-net of allocated costs        16,192       24,259     19,667
 Loss on disposition of assets                              (238)      (1,870)      (812)
 Realized loss on marketable
  securities due to impairment                                        (49,953)
 Realized loss on marketable securities                   (3,522)
 Uncollectible accounts recovered                         57,204
 Recovery from marketable securities litigation           11,288
                                                      ----------   ----------  ---------
                                                         143,130       30,795     46,605
                                                      ----------   ----------  ---------
INCOME BEFORE PROVISION FOR FEDERAL INCOME TAXES         234,456      404,137    290,839

PROVISION FOR FEDERAL INCOME TAXES                        75,721	      136,428    104,899
                                                      ----------   ----------  ---------
NET INCOME                                            $  158,735   $  267,709 $  185,940
                                                      ==========   ==========  =========
EARNINGS PER SHARE                                    $      .03   $      .05 $      .04
                                                      ==========   ==========  =========

	The accompanying notes are an integral part of this statement

                                   ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                             for December 31, 1993 through December 31, 1996

                                                       Additional    Loss on
                                       Common Stock      Paid-In    Marketable    Retained
                                     Shares     Amount   Capital    Securities    Earnings      TOTAL
                                    ---------  -------  ---------   ----------    ---------   ---------
Balance at
  December 31, 1993                 4,956,667  $ 4,957   $901,607    	            $ 497,180   $1,403,744

Stock options
  Exercised
  June 2, 1994 at $.33                 50,000       50     16,450	                                16,500

Unrealized loss in
  marketable securities                                             $ (50,626)                 (50,626)

Cumulative effect of change in
  accounting principle; unrealized
   loss in marketable securities;
   net of income tax effect                                            (3,287)      3,287

NET INCOME
  December 31, 1994                                                               185,940       185,940
                                    ---------  -------  ---------   ----------   ---------    ---------
                                    5,006,667    5,007    918,057     (53,913)    686,407     1,555,558
Unrealized holding loss
  reclassified to realized
   loss due to impairment                                              53,913                    53,913

NET INCOME
  December 31, 1995                                                               267,709       267,709
                                    ---------  -------  ---------   ----------   ---------    ---------
                                    5,006,667    5,007    918,057           0     954,116     1,877,180

REPURCHASE OF COMMON STOCK:
  May 17, 1996                         (7,000)      (7)    (3,143)                              (3,150)
  June 26, 1996                       (13,000)     (13)    (6,658)                              (6,671)
  July 8, 1996                         (3,000)      (3)    (1,527)                              (1,530)
  Sept 3, 1996                        (30,000)     (30)   (12,600)                             (12,630)

NET INCOME
  December 31, 1996                                                               158,735      158,735
                                    ---------  -------   --------   ----------   ---------    ---------
                                    4,953,667  $ 4,954  $ 894,129   $       0   $1,112,851   $2,011,934
                                    =========  =======   ========   ==========   =========    =========

	The accompanying notes are an integral part of the financial statements

                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                          STATEMENT OF CASH FLOWS
            for the years ended December 31, 1996, 1995 and 1994

                                                       1996         1995       1994
                                                    ----------  ----------  ---------
CASH FLOWS PROVIDED (USED) IN
  OPERATING ACTIVITIES:
   Net income                                       $  158,735  $  267,709  $ 185,940
    Noncash expenses included in income:
      Depreciation                                      30,303      25,379     21,160
      Amortization                                       1,836       1,837        397
      Deferred income taxes                              4,876     (17,035)    11,370
      Loss on disposition of assets                        238       1,870        812
      Realized loss/impaired securities                  3,522      49,953
Decrease (increase) in Current Assets:
 	  Accounts receivable, net                           119,609       6,391    114,907
    Inventory                                         (104,268)    126,895    (37,731)
    Other current assets                               (31,214)     13,587    (18,712)
Increase (decrease) in Current Liabilities:
  Accounts payable, accrued expenses
     and other current liabilities                     (44,152)     41,730    (27,750)
  Federal Income Taxes Payable                         (58,665)     59,863    (75,450)
                                                      ---------   ---------   --------
			   Net Cash Provided By Operating Activities         80,820     578,179    174,943
      					                                           ---------   ---------   ---------
CASH FLOWS PROVIDED (USED) IN INVESTING ACTIVITIES:
  Deposit                                                              497       (497)
  Capitalized software                                  (2,919)
  Proceeds received from sale of fixed assets                                     100
  Additions to property & equipment                    (26,508)    (68,373)   (30,533)
  Certificates of deposit-over 3 months                102,000    (102,000)
  Institutional Governmental Income Fund                           (17,344)   (11,134)
  Proceeds from sale of marketable securities          117,595
                                                      ---------   ---------   ---------
         Net Cash Used In
         Investing Activities                          190,168    (187,220)   (42,064)
                                                      ---------   ---------   ---------
CASH FLOWS PROVIDED (USED) IN FINANCING ACTIVITIES:
    Repurchase common stock                            (23,981)
    Proceeds from issuance of common stock                                     16,500
    Proceeds from note receivable                        3,449       1,800      2,139
                                                      ---------   ---------   --------
    Net Cash Provided By Financing Activities          (20,532)      1,800     18,639
                                                      ---------   ---------   --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                     250,456     392,759    151,518

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD     1,162,726     769,967    618,449
                                                      ---------   ---------   --------
CASH AND CASH EQUIVALENTS AT ENDING OF PERIOD       $1,413,182  $1,162,726  $ 769,967
                                                      =========   =========   ========

   The accompanying notes are an integral part of the financial statements

                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                          STATEMENT OF CASH FLOWS
          for the years ended December 31, 1996, 1995, and 1994

                                              1996         1995       1994
                                           ----------   ---------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOWS INFORMATION:
    Cash paid during the year for:
    Interest
    Income taxes                          $  155,865   $   77,129 $  185,450
                                           =========    =========  =========
  Cash and Cash equivalents:
    Cash                                  $    5,717   $   15,765 $   66,032
    Money Market                             482,892      444,335    400,935
    Certificates of deposit
     (maturity =3 months or less)            724,573      402,626    203,000
    Commercial paper
     (maturity =3 months or less)            200,000      300,000
    Bankers acceptance                                               100,000
                                           ---------    ---------  ---------
                                          $1,413,182   $1,162,726 $  769,967
                                           =========    =========  =========































 The accompanying notes are an integral part of these financial statements

                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                        NOTES TO FINANCIAL STATEMENTS

 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BUSINESS ORGANIZATION: The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.

      ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
      Actual results could differ from those estimates.

      REVENUE RECOGNITION: The Company recognizes revenue from product sales upon shipment to the customer. Revenues from site support are recognized as the Company performs the services in accordance with agreement terms.

      ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS: The Company uses the reserve method for recording allowance for uncollectible accounts. The amount included in Allowance for Uncollectible Accounts consists of $1,284 as of December 31, 1996 and $1,284 as of December 31, 1995.

      INVENTORY: Inventories are stated at lower of cost or market with cost determined using the FIFO (first in, first out) method. Inventories consisted of the following:

                                  1996         1995          1994
                                --------     ---------     --------
          Parts                $ 260,397     $ 198,487    $ 245,569
          Work in progress        68,555                     30,553
          Finished goods          72,353        98,550      147,810
                                --------     ---------     --------
                               $ 401,305     $ 297,037    $ 423,932
                                ========     =========     ========

      PROPERTY AND EQUIPMENT:  Property and equipment are carried at cost.
      Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful life of property and equipment for purposes of computing depreciation is five to seven years. The useful life for leasehold improvements is thirty-one and a half years. The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.








                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                        NOTES TO FINANCIAL STATEMENTS

  1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      PATENT COSTS: Expenses incurred in connection with the patent have been capitalized and are being amortized over 17 years.

      FEDERAL INCOME TAXES: Effective as of January 1, 1992 the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 109
      Accounting for Income Taxes which establishes generally accepted accounting principles for the financial accounting measurement and disclosure principles for income taxes that are payable or refundable for the current year and for the future tax consequences of events that have been recognized in the financial statements of the Corporation and past and current tax returns. The change had no effect on prior years results.

      RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred. Research and development expenditures for new product development and improvements of existing products by the Company for 1996, 1995, and 1994 were $135,468, $85,265, and $102,918, respectively.

      EARNINGS (LOSS) PER COMMON SHARE: Primary earnings (loss) per common share are based on the weighted average number of shares outstanding during the period after consideration of the diluted effect of stock options and restricted stock awards. The primary weighted average number of common shares outstanding was 5,508,667, 5,433,174, and 5,360,982, for the years ended December 31, 1996, 1995, and 1994 respectively. Also, fully diluted earnings per common share assume conversion of dilutive securities when the result is dilutive.

      CAPITALIZED SOFTWARE COSTS:  In August, 1985, the Statements of
      Financial Accounting Standards No. 86 was issued by the Financial
      Accounting Standards Board (FASB), directing that the costs of creating a computer software product to be sold, leased, or otherwise marketed, and which are incurred after the product's technological feasibility has been established, be capitalized. During 1986 the Company adopted this statement as permitted by the FASB No. 86 and, accordingly, capitalized all such costs subsequent to 1985. Costs incurred prior to 1986 are not permitted to be capitalized by FASB No. 86 and the Company has not capitalized such costs. All costs capitalized under FASB No.
      86 are required to be amortized over their estimated revenue-producing lives, not to exceed five years, beginning on the date the product is available for distribution to customers.












                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                        NOTES TO FINANCIAL STATEMENTS

  1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	   Amortization of capitalized software costs charged to expenses for periods presented is as follows:

                1986                    $3,234
                1987                     4,865
                1988                     9,080
                1989                    10,501
                1990                     9,527
  	             1991                     7,358
                1992                     6,219
                1993                     1,719
                1994                       288
                1995                     1,728
                1996                     1,728

      CASH AND CASH EQUIVALENTS: Cash and cash equivalents generally consist of cash, certificates of deposit, time deposits, commercial paper and other money market instruments. The Company invests its excess cash in deposits with major banks, and commercial paper of investment grade companies and, therefore bears minimal risk. These securities have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

      ADVERTISING COSTS: Costs incurred for producing and communicating advertising are expensed when incurred.

  2 - FEDERAL INCOME TAXES

      Effective as of January 1, 1992 the Company adopted Statement of
      Financial Accounting Standards ("SFAS") No. 109 Accounting for Income
      Taxes which establishes generally accepted accounting principles for the financial accounting measurement and disclosure principles for income taxes that are payable or refundable for the current year and for the future tax consequences of events that have been recognized in the financial statements of the Company and past and current tax returns. The change had no effect on prior years results.
    	 The provision for Federal Income Taxes consisted of:

                                              1996      1995      1994
                                            --------  --------   -------
         Currently payable                  $ 70,845  $152,265  $ 93,529
         Deferred                             (4,876)  (15,837)   11,370
                                            --------  --------   -------
         Provision for Federal Income
            Taxes                           $ 75,721  $136,428  $104,899
                                            ========  ========   =======






                   ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                     NOTES TO FINANCIAL STATEMENTS

   2 - FEDERAL INCOME TAXES (continued)

     The components of the net deferred tax (asset) liability at
     December 31, were as follows:
                                              1996      1995      1994
                                            --------  --------   -------
         Depreciation                       $ 18,523  $ 16,116   $12,899
         Accrued vacation payable             (4,154)   (3,982)  (1,949)
         Allowance for uncollectible
           accounts receivable                  (437)     (437)  (2,093)
         Realized loss due to impairment
           of marketable securities                    (16,984)
         Unused capital loss carryforward    (14,343)
                                            --------  --------   -------
                                            $   (411) $ (5,287)  $ 8,857
                                            ========  ========   =======

     The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows:
                                              1996      1995      1994
                                            --------  --------   -------
         Amount computed using the
            statutory rates                 $ 70,845  $152,265  $ 93,529
         Increase (reduction):
           Deferred tax (asset) liability      4,876   (15,837)   11,370
                                            --------  ---------  -------
         Provision for Federal Income Taxes $ 75,721  $136,428  $104,899
                                            ========  =========  =======

  3 - PUBLIC OFFERING OF COMMON STOCK

      The Company sold 3,000,000 shares of its unissued common stock to the public on November 12, 1984. An offering price of $.30 per share was arbitrarily determined by the underwriter.

  4 - COMPENSATED ABSENCES

      FASB Statement No. 43 requires employers to accrue a liability for employees' compensation for certain future absences. Liabilities for vacation pay in the amounts of $12,218 and $11,712 have been accrued as of December 31, 1996 and 1995, respectively.













                   ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                      NOTES TO FINANCIAL STATEMENTS

   5 - LEASES

      The Company has no obligation under capital lease arrangements.
      The Company rents its facility under a three (3) year operating lease commencing on the 1st day of December, 1996. The Company leases the facility from the Port of Kennewick, who with the assistance of federal economic development funds (EDA), has constructed a building for the purpose of leasing space to new or expanding high tech and electronic industries. The Company will pay as rental for 6,275 square feet of building space the sum of $24,096.00 per year, payable monthly in advance at the rate of $2,008.00 per month. A leasehold tax of $257.83 per month is due in addition to the $2,008.00 monthly rent. For the second and any following years of the renewed term, the parties agree that any rental amount be increased by the Consumer Price Index- Pacific
      Cities and U.S. City Average-All Items Indexes using the U.S. City
      Average for the 12 month period preceding. The rental expense for 1996, 1995 and 1994 were as follows: 1996=$21,428; 1995=$21,428;
      1994=$21,428.

      The following is a schedule of estimated future minimum rental payments required under the above operating leases over the next five succeeding fiscal years:

         Year ending December 31,            Amount
        ------------------------             ------
                  1997                       27,258
                  1998                       28,076
                  1999                       26,442
                  2000                          -0-
                  2001                          -0-

    6 - FOREIGN SALES

      The Company's revenues fall into three major customer categories, Domestic, Export, and U.S. Government Sales. A percentage breakdown of E.S.T.'s major customer categories for the years of 1996 and 1995 are as follows:

                                       	  1996        	  1995
                                         ------         -------
 	       Domestic Sales                    61%             59%
         Export Sales                      17%             15%
         U.S. Government Sales             22%             26%











                   ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                       NOTES TO FINANCIAL STATEMENTS

   6 - FOREIGN SALES (continued)

      The geographic distribution of foreign sales for 1996 and 1995 is as follows:

                                           1996        	  1995
                                          -----          -----
         Mexico                            25%             6%
         Venezuela                         16%   less than 1%
         Brazil                            15%            11%
         Croatia/Slovenia                  14%            30%
         Philippines                       14%            --
         South Korea                        4%            --
         Canada                             3%            37%
         Israel                             3%             4%
         Costa Rica                         2%             2%
         Equador                            2%            --
         Peru                               2%            --
         Taiwan                            --              5%
         Chile                             --              4%
         Singapore                         --    less than 1%
         Thailand/Indonesia                --    less than 1%

   7 - PROFIT SHARING AND SALARY DEFERRAL 401-K PLAN

     The Company sponsors a Profit Sharing Plan and Salary Deferral
   		401-K plan and trust. All employees over the age of 21 are eligible. The Company is not making contributions under the current plan agreement.

   8 - STOCK OPTIONS

     On December 10, 1993, stock options to purchase shares of the Company's common stock were granted to individual employees and directors with no less than three years continuous tenure. The options have an exercise price of $.60 per share. Options may be exercised any time during the period from December 10, 1993 through December 9, 1996. Following is a summary of transactions:

                                                 Shares under Option
                                                 -------------------
         Outstanding, beginning of year                150,000
         Granted during year                                 0
         Canceled during year                         (150,000)
         Exercised during year                        --------
         Outstanding, end of year                            0
   		                                                 ========








                  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                     NOTES TO FINANCIAL STATEMENTS

   8 - STOCK OPTIONS (continued)

      On February 3, 1995, stock options to purchase shares of the Company's common stock were granted to individual employees and directors with no less than three years continuous tenure. The options have an exercise price of $0.31 per share. Options may be exercised any time during the period from February 3, 1996 through February 2, 1998. Following is a summary of transactions:

                                                 Shares under Option
   		                                            -------------------
         Outstanding, beginning of year                175,000
         Granted during year                                 0
         Canceled during year                                0
         Exercised during year                               0
                                                       -------
         Outstanding, end of year                      175,000
                                                       =======

     On February 9, 1996, stock options to purchase shares of the Company's common stock were granted to individual employees and directors with no less than three years continuous tenure. The options have an exercise price of $.42 per share. Options may be exercised any time during the period from February 9, 1996 through February 9, 1999. Following is a summary of transactions:

                                          				Shares under Option
		                                           --------------------
         Outstanding, beginning of year                      0
         Granted during year                           200,000
         Canceled during year                                0
         Exercised during the year                           0
                                                      --------
         Outstanding, end of year                      200,000
                                                      ========

                                                 1996           1995
                                              -----------   ------------
         Option price range at end of year   $.31 to $.42   $.31 to $.60
         Option range for exercised shares         	None Exercised
         Weighted average fair value of
          options granted during the year        $.42           $.31

     The following table summarizes information about fixed-price stock options outstanding at December 31, 1996:

                                            Weighted
                       Number                Average       Weighted
       Range of     Exerciseable &          Remaining       Average
       Exercise      Outstanding           Contractual     Exercise
        Prices       at 12/31/96              Life           Price
      ----------    --------------         -----------    ----------
         $.31           175,000              2 years         $.31
         $.42           200,000              3 years         $.42

                      ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                       NOTES TO FINANCIAL STATEMENTS

   8 - STOCK OPTIONS (continued)

     After termination of employment, stock options may be exercised within 90 days. During the 12 months ended December 31, 1996
     150,000 shares under option expired and no shares under option were exercised. At December 31, 1996 there are 375,000 shares reserved for future exercises.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-
     Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                              1996           1995
                                            -------         -------
      Net earnings-as reported             $158,735        $267,709
      Net earnings-pro forma                124,850         240,601
      Earnings per share-as reported            .03             .05
      Earnings per share- pro forma             .02             .04

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996;
      dividend yeild equaled 0; expected volatility of 45.26%, risk-free interest rate of 5%; and expected lives of 3 years.

   9 - EMPLOYEE PROFIT SHARING BONUS PROGRAM (NON-QUALIFIED)

      On December 11, 1992 the Board of Directors revised the Employee
      Profit Sharing bonus Program as follows. The Company makes contributions to the Program in accordance with the following formula: After the Company's "net profit before tax" reaches
      $100,000, the Company sets aside $10,000 for the Program.
      Thereafter, the Company adds 8% of the "net profit before tax" to the Program.

         NET PROFIT                      COMPENSATION TO FUND
         ----------                      ---------------------
          $ 100,000                   $10,000 + 8% Of amount over
                                          $100,000 NET PROFIT

   10 - CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. As of December 31, 1996 the Company had cash and cash equivalents with Seattle First
     National Bank with a combined balance of $772,126 which is $672,126 in excess of the F.D.I.C. insured amount. At December 31, 1996 the Company held commercial paper in the amount of $200,000 which was

                   ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                     NOTES TO FINANCIAL STATEMENTS

  10 - CONCENTRATIONS OF CREDIT RISK (continued)

     not F.D.I.C. insured. At December 31, 1996 the Company had cash deposits with Pioneer Bank with a balance of $106,567 which is $6,567 in excess of the F.D.I.C. insured amount. At December 31, 1996 the Company had cash deposits with U.S. Bank with a balance of $105,785 which is $5,785 in excess of the F.D.I.C. insured amount.

     Additionally, at December 31, 1996, the Company had cash deposits with Pacific One Bank with a combined balance of $112,221 which is $12,221 in excess of the F.D.I.C. insured amount. At December 31, 1996, the Company had cash deposits with Piper Jaffray with a balance of $115,766, which is not F.D.I.C. insured. The Company held an investment in marketable securities in the Piper Jaffray Institutional
     Government Fund (the "Fund"). Write downs in the value of the Company's investment in this Fund totaling $49,953 in 1996 were realized due to the other than temporary decline in value of the investment, treatment for which is outlined in paragraph 16 of Statement of Financial Accounting Standard
     (SFAS) 115. During 1995, a total loss of $49,953 was recognized by the Company due to impairment of the value of the marketable securities held by the Company. As of March
     31, 1996, the Company had liquidated its marketable securities investment.

     Concentrations of credit risk with respect to trade accounts receivable are generally diversified due to the geographic dispersion of the Company's customer base.

   11 - RELATED PARTY TRANSACTIONS

     For the years ended December 31, 1996, 1995, and 1994 services in the amount of $52,199, $51,974, and $50,788, respectively, were contracted with a manufacturing process company of which the owner/president is a member of the Board of Directors of Electronic Systems Technology, Inc.

     The Company purchases certain key components necessary for the production of its products from sole suppliers. The components provided by this supplier could be replaced or substituted by other products, if it became necessary to do so. It is possible that if this action became necessary, a material interruption of production and/or material cost expenditures could take place.

     During fiscal year 1994, the Company contracted services with an engineering firm in the amount of $41,583. This firm is owned and operated by a Director of Electronic Systems
     Technology, Inc. For fiscal years 1996 and 1995, this firm did not provide any services to Electronic Systems Technology, Inc.




                  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                     NOTES TO FINANCIAL STATEMENTS

   12 - MARKETABLE SECURITIES

     The Company has adopted SFAS No. 115, Accounting for Certain
     Investments in Debt and Equity Securities. SFAS No. 115 establishes generally accepted accounting principles for the financial accounting, measurement and disclosure principals for (1) investments in equity securities that have readily determinable fair market value and (2) all investments in debt securities. The change had no effect on prior year's results.
     All of the marketable securities held by the Company consisted of securities "available-for-sale", as defined by SFAS No. 115. The securities held determined in computing realized gain or loss is the specific identification method.
     During 1995, a total loss of $49,953 was recognized by the Company due to impairment of the value of the marketable securities held by the Company. As of March 31, 1996, the Company had liquidated its marketable securities investment.
   		The following information is as of December 31, 1996 and 1995:

                                                   1996         1995
                                                 --------    ---------
      Aggregate fair value of marketable
        securities                               $     --    $121,117
      Gross unrealized holding gains                   --         --
      Gross unrealized holding losses                  --         --
      Gross unrealized loss due to impairment
        in marketable securities                       --      49,953
      Amortized cost basis                             --     171,070

      Changes in marketable securities for the period ended December 31, 1996 and 1995 are as follows:

      Cost                                       $ 171,070   $153,726
      Dividends and capital gains reinvested           --      17,344
      Sale of securities                          (117,595)       --
      Realized loss due to impairment
        in marketable securities                   (49,953)   (49,953)
      Realized loss on sale of securities           (3,522)       --
                                                  --------   --------
      Fair market value                           $      0   $121,117
                                                  ========   ========

      The Company was included in the class action suit settlement against the manager of the Company's marketable securities investments, Piper Jaffray. In February, 1996, the Company received the first payments pursuant to this settlement in the amount of $3,700 and as of September 30, 1996 has received settlement payments totalling $11,288, and expects to receive periodic settlement payments of similar amounts over the next three years.





                  ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                     NOTES TO FINANCIAL STATEMENTS

  13 - CHANGE IN ACCOUNTING PRINCIPLE

      Effective January 1, 1994, the Company changed its method of accounting for Debt and Equity Securities to conform with requirements of the Financial Accounting Standards Board.
      This change was adopted by the Company as of January 1, 1994, but was not reported on subsequent filing with the Commission until the Form 10-Q for the quarter ending March 31, 1995.
      The effect of this change was to increase net income for 1994 by $3,287, which resulted in an amount of $0.0006 per share.
      The cumulative effect of the change of $3,287 is shown as a one-time credit to income for 1994.

  14 - STOCK REPURCHASE PLAN

      On March 26, 1996, the Company's Board of Directors authorized the establishment of a plan for the repurchase of the Company's common stock. Pursuant to the Plan, the Company could repurchase shares of its common stock in open market transactions through broker and dealers, up to the amount allocated by the Plan of $100,000. Repurchase transactions could continue through June 30, 1996. On June
      6, 1996, the Company's Board of Directors authorized the establishment of a plan for the repurchase of the Company's common stock with terms and conditions identical to the Plan expiring June 30, 1996. The plan approved June 6, 1996 would be in effect from July 1, 1996 through September 30, 1996.
      At the conclusion of the established repurchase Plan on September 30, 1996, $23,981 of the funds allocated by the Plan had been expended by the Company to repurchase a total
      53,000 shares. The transactions for shares repurchased under the Plan were completed by September 30, 1996. The subject shares were canceled from the Company's outstanding shares and were therefore removed from the Company's outstanding common shares.





















                     ELECTRONIC SYSTEMS TECHNOLOGY, INC.

                           SELECTED FINANCIAL DATA

For the five years
 ended December 31,    1996        1995         1994        1993         1992
                     ---------   ---------    ---------   ---------   ---------
Sales               $1,190,304  $1,535,071   $1,197,720	  $1,444,039  $1,232,217

Gross profit           699,453     932,485      732,340     846,292      725,406

Income (Loss)
 before provision
 for income taxes      234,456     404,137      290,839     438,192      323,555

Provision for
 income taxes           75,721     136,428      104,899     144,970       60,402

Net income (Loss)      158,735     267,709      185,940     293,222      263,153

Net income (Loss)
 per share                 .03         .05          .04         .06          .05

Weighted average
 number of shares
 outstanding         5,478,558   5,433,174    5,360,982   5,345,844    5,289,188

Total Assets         2,042,709   2,010,772    1,597,612   1,540,141    1,154,823

Long-term debt and
 capital lease
 obligations                 0           0            0           0            0

Stockholders'
 equity              2,011,934   1,877,180    1,555,558   1,403,744    1,110,522

Stockholders'
 equity per
 share                     .41         .37          .31         .28          .22

Working capital      1,861,527   1,723,823    1,449,848   1,297,738    1,025,431

Current Ratio           61.5:1      13.9:1       44.9:1      10.5:1       24.2:1

Equity to
 total assets              98%         93%          97%         91%          96%









                      ELECTRONIC SYSTEMS TECHNOLOGY, INC.

          SCHEDULE I - MARKETABLE SECURITIES AND OTHER INVESTMENTS
                         December 31, 1996 and 1995

                                                               Amount
                                                              Carried
                               Units or              Market    in the
  Name and Issuer and         Principal             Value at  Balance
    Title of Issue              Amount     Cost     Dec. 31,  Sheet(1)
--------------------------    ---------   -------   --------  --------
1996 Piper Jaffray;
    Institutional Government
     Income Portfolio          $ 15,311  $171,069   $121,116  $121,116

1995	Piper Jaffray;
    Institutional Government
     Income Portfolio          $ 13,118  $153,726   $ 98,120  $ 98,120





(1) Included in the caption "Marketable Securities" in the balance sheet at December 31, 1996 and 1995.

                            CORPORATE DIRECTORY

DIRECTORS

Tommy  L. Kirchner
President
Chief Executive Officer
Electronic Systems Technology Inc.

Robert Southworth
Patent Attorney
U.S. Department of Energy

Melvin H. Brown
President
Chief Executive Officer
Manufacturing Services, Inc.

Arthur Leighton
Retired President
Chief Executive Officer
Kraft Systems Inc.

John H. Rector
Retired President
Chief Executive Officer
Western Sintering Company Inc.

John L. Schooley
President
Chief  Executive  Officer
President of Remtron, Inc.

EXECUTIVE OFFICERS

T. L. Kirchner
President
Chief Executive Officer

Robert Southworth
Secretary

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, Washington 99336
(509) 735-9092
(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS

Robert Moe and Associates
305 IBM Building
West 201 North River Drive
Spokane, Washington 99201

TRANSFER AGENT

TranSecurities International
2510 N. Pines Road, Suite 202
Spokane, Washington 99206

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account. When corresponding with the Transfer
Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-K

A copy of the Company's Form 10-KSB, as filed with the Securities and Exchange Commission , is available upon request.

CORPORATE  AND INVESTOR
INFORMATION

Please direct inquiries to:
Investor Relations Department
Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of  Electronic
Systems Technology, Inc. will be held at 3:00 p.m.
on June 6, 1997,  at:

Cavanaugh's Motor Inn
1101 N. Columbia Center Blvd.
Kennewick, Washington  99336

All stockholders are encouraged to attend.